FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                        Report of Foreign Private Issuer


                        Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934


                                 4 August, 2003


                                    mmO2 plc


                                Wellington Street
                       Slough, Berkshire SL1 1YP, England

                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

                  Form 20-F..X...    Form 40-F.....


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                         Yes .....   No ..X...


If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82 ________


Enclosure: Copy of announcement regarding Section 198 sent to the London Stock Exchange on 4 August 2003.


                                    mmO2 plc

Detailed below is the content of a letter received from Fidelity Investments on 4 August 2003.

mmO2 Contact:
Paul Moore
Secretarial Services Manager
mmO2 plc
t: +44 (0)1753 628293



                                                                  August 1, 2003

MMO2 Plc
Wellington Street
Slough
Berkshire SL1 1YP
Unted Kingdom

FAX:  011-44-1-753-628-150

ATTN:Company Secretary



Dear Sirs,

Enclosed are closing amended notifications of disclosable interests under the U.K. Companies Act 1985. Please note that while this information details the disclosable interests of more than one entity, the enclosed disclosure constitutes separate notifications of interest which have been combined solely for purposes of clarity and efficiency. It is not intended to indicate that any of these entities act as a group or in concert with respect to these interests.

These disclosures are made in the interest of conformity with the Companies Act. The Interest detailed herein were acquired solely for investment purposes. For disclosure purposes, holdings should be represented as FMR Corp. and its direct and indirect subsidiaries, and Fidelity International Limited
(FIL) and its direct and indirect subsidiaries, both being non-beneficial holders.

If you have any questions please contact Eleanor Chemlen at (617)
563-1416 or by FAX at (617) 476-0363.


Kindest regards,

EleanorChemlen
Sr. Compliance Specialist




NOTIFICATIONS UNDER SECTIONS 198 TO 202 - - U.K. COMPANIES ACT

1.  Company in which shares are held:   MMO2 Plc

2.  Notifiable Interest:               Ordinary Shares

(A) FMR Corp.
    82 Devonshire Street
    Boston, MA  02109

    Parent holding company of Fidelity Management Trust Company (FMTC), a US state chartered bank which acts as a trustee or investment manager of various pension and trust accounts. (See Schedule A for listing of Registered Shareholders and their holdings).

(B) Fidelity International Limited (FIL)
    P.O. Box HM 670
    Hamilton HMCX, Bermuda

    Parent holding company for various direct and indirect subsidiaries, including Fidelity Investment Services Ltd. (FISL) and Fidelity Pension Management (FPM), investment managers for various non-US investment companies and institutional clients. (See Schedule A for listing of Registered Shareholders and their holdings.)

3.  The notifiable interests also comprise the notifiable interest of:

    Mr. Edward C. Johnson 3d
    82 Devonshire Street
    Boston, MA  02109

    A principal shareholder of FMR Corp. and Fidelity International Limited.

4. The notifiable interests include interest held on behalf of authorized unit trust schemes in the U.K., notwithstanding the exemption from reporting pursuant to Section 209 (1)(h) of the Companies Act 1985.

5. These notifications of disclosable interests constitute separate notifications of interest in the shares and are combined solely for the purposes of clarity. Nothing herein should be taken to indicate that FMR Corp. and its direct and indirect subsidiaries, Fidelity International Limited and its direct and indirect subsidiaries or Mr. Edward C. Johnson 3d act as a group or in concert in respect of the disclosed interests, or that they are required to submit these notifications on a joint basis.

6. The disclosable interests arise under section 208 (4) (b) of the Act, namely where a person, not being the registered holder, is entitled to exercise a right conferred by the holding of the shares or to control the exercise of such rights, or under section 203 of the Act respectively.



By    "Eric D. Roiter

Senior V.P. & General Counsel - FMR Corp.
Duly authorized under Powers of Attorney dated December 30, 1997, by and on behalf of FMR Corp. and its direct and indirect subsidiaries, and Fidelity International Limited and its direct and indirect subsidiaries.







Fidelity has a non-beneficial interest in 260,302,690 Ordinary shares. This holding represents 3.00% of mmO2 plc's issued Ordinary Share Capital.


Schedule

Chase Nominees Limited                           FMRCO              3,252,300
State Street Bank & Trust Company                FMRCO              3,266,200
Lloyds Bank Nominees Limited                     FMTC                 383,700
BT Globenet Nominees Limited                     FMTC                 450,600
MSCO                                             FMTC                  77,110
Chase Manhattan Bank London                      FISL              65,290,097
Chase Nominees Limited                           FPM               10,273,901
HSBC                                             FPM                  839,000
Northern Trust                                   FPM                3,059,700
HSBC Client Holdings Nominee (UK) Limited        FIL              132,385,000
Chase Manhattan Bank London                      FIL                7,596,578
Bank of New York London                          FIL                2,358,360
Chase Nominees Limited                           FIL               14,900,144
Northern Trust                                   FIL                6,445,700
Nortrust Nominees Limited                        FIL                4,536,200
State Street Bank & Trust                        FIL                  498,400
Bank of New York Brussels                        FIL                2,334,400
Deutche Bank                                     FIL                  496,200
Mellon Nominees Limited                          FIL                  466,500
Northern Trust London                            FIL                1,272,200
Citibank                                         FIL                  120,400


Total Ordinary Shares                            260,302,690
Current ownership percentage                     3.00%
Shares in issue                                  8,670,181,627
Change in holdings since last filing             11,120,487
ordinary shares






                              SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                                 mmO2 plc


Date: 4 August, 2003                  By:___/s/ Robert Harwood___

                                           ROBERT HARWOOD
                                           Assistant Secretary